Filed by Applica Incorporated pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934
Subject Company: Applica Incorporated
Commission File No.: 1-10177
     The following is a letter sent by Mr. Harry D. Schulman, Chairman, President and Chief Executive Officer of Applica Incorporated to the employees of Applica in connection with the proposed spin off of by NACCO Industries, Inc. of its Hamilton Beach/Proctor Silex business to NACCO Industries, Inc.’s stockholders and subsequent merger of Applica Incorporated with and into Hamilton Beach/Proctor Silex.
July 24, 2006
Dear Fellow Employees,
I wanted to be the first to tell you some very exciting news. This morning, NACCO Industries, Inc. and Applica Incorporated jointly announced that NACCO will spin off its Hamilton Beach/Proctor-Silex business and following the spin-off, Applica will immediately merge with and into Hamilton Beach/Proctor-Silex, ultimately creating an independent company that is expected to be the largest U.S. public company focused on the small electric household appliance industry.
The new company, which will be named Hamilton Beach, Inc. and headquartered in Richmond, VA, is estimated to have approximately $1.1 billion in annual sales, a broad portfolio of brands, excellent relationships with retail customers and greater scale to successfully compete in the marketplace.
From a brand perspective, Hamilton Beach, Inc. will combine Applica’s Black & Decker®, Windmere®, Belson® and LitterMaid® brands with Hamilton Beach/Proctor-Silex’s Hamilton Beach®, Proctor Silex®, eclectrics®, Traditions®, TrueAir® and Hamilton Beach® Commercial brands, to create a broad portfolio of some of the most well-known and respected household brands in North America. Moreover, as a larger company, we believe Hamilton Beach, Inc. will have an improved competitive position in the marketplace, a strengthened international presence by combining Applica’s positions in Mexico and Latin America with Hamilton Beach/Proctor-Silex’s position in Canada, and greater capital structure flexibility, which is anticipated to lead to opportunities for considerable cost synergies and future growth.
As you know, at Applica we’ve always maintained a commitment to high quality products, innovation and superior customer service — and this commitment will remain steadfast at Hamilton Beach, Inc. Not only are we joining two teams with extremely strong retailer relationships, but as a single company, we will have an enhanced ability to provide important value-added services to these retailers. And, on the innovation front, with greater size, we will be able to focus on our successful consumer product development and innovation platform.
Al Rankin, NACCO’s Chairman, President and Chief Executive Officer, will be the Non-executive Chairman of the Board of Hamilton Beach, Inc. and the President and Chief Executive Officer will be Dr. Michael Morecroft, who is the current President and CEO of Hamilton Beach/Proctor-Silex. We are fully supportive of Mike and his strong management team, and look forward to joining them to create a dynamic, new organization. I will remain in my current role until the transaction is completed and then will continue to support the company as long as I’m needed to assure a smooth transition.

It’s important to note that today’s announcement is just the first step in the process. In the months ahead, we will be seeking the necessary stockholder and regulatory approvals to complete the transaction. Until the closing, we remain separate from Hamilton Beach/Proctor-Silex and must continue to operate independently. For now, it is important that we remain focused on our responsibilities, continue to work to exceed our 2006 plan and continue to provide the high quality service and products on which our customers rely.
We know that you will have a number of questions about this transaction, some of which we may be able to answer right away, and others whose answers will come in time. We are committed to communicating with you and keeping you well informed throughout the process. I am excited about the new opportunities and many possibilities for personal growth and development that this transaction could provide to Applica employees.
I will be hosting, along with Dr. Morecroft, an employee meeting later today to discuss today’s news and look forward to seeing you then. Prior to that time, please feel free to visit our intranet site and www.applicainc.com to learn more about the transaction and Hamilton Beach/Proctor-Silex. Additionally, if you have any questions, please talk with your manager.
This is an exciting time in the history of the company. I’m glad to be a part of the process and hope you are, too.
As always, thank you for your outstanding teamwork and tremendous efforts. Your hard work is truly appreciated

Sincerely,
/s/ Harry D. Schulman
Harry D. Schulman
Chairman, President and Chief Executive Officer

* Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when it becomes available and any other relevant documents to be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction because they will contain important information about HB-PS Holding Company, Inc. (“Hamilton Beach/Proctor-Silex”), Applica Incorporated and NACCO Industries, Inc. and the proposed transaction. Investors and security holders may obtain free copies of these documents when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations((954) 883-1000), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by Hamilton Beach/Proctor-Silex may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations ((804) 527-7166), or from Hamilton Beach/Proctor-Silex’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com. Applica Incorporated, Hamilton Beach/Proctor-Silex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4. In addition, information about Applica Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4, the proxy statement/prospectus/information statement contained therein and other relevant documents filed with the SEC.